RUSSEL METALS INC.

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

MAY 3, 2006

        The Annual Meeting of Russel Metals Inc.'s shareholders was held in Toronto, Ontario, Canada, on Wednesday, May 3, 2006 at 4:30 p.m. at The Toronto Board of Trade, 1 First Canadian Place.  Shareholders holding 31,775,159 common shares were represented at the meeting in person or by proxy, representing 52.25% of the 60,810,309 issued and outstanding common shares as of the record date on March 21, 2006.

Election of Directors

        All of the directors proposed for election at the Annual Meeting were elected on a vote by a show of hands by a majority of the votes cast by the shareholders present or represented by proxy.  The directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed.  The proxies received by management for the election of directors were as follows:

	Common Shares
	Votes in favour		Votes withheld
	#	%	#	%
Alain Benedetti	31,751,046	99.9	22,007	0.1
James F. Dinning	29,576,917	93.1	2,196,136	6.9
Carl R. Fiora	31,752,051	99.9	21,002	0.1
Anthony F. Griffiths	29,573,692	93.1	2,199,361	6.9
Robbert Hartog	30,538,688	96.1	1,234,365	3.9
Lise Lachapelle	31,754,194	99.9	18,859	0.1
John W. Robinson	31,753,286	99.9	19,767	0.1
Edward M. Siegel, Jr.	31,748,282	99.9	24,771	0.1

Appointment of Auditors

        The resolution to appoint Deloitte & Touche LLP, chartered accountants, as Russel Metals Inc.'s auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration, was adopted on a vote by show of hands by a majority of the votes cast by the shareholders present or represented by proxy.  The proxies received by management for the appointment of the auditors were as follows:

	Common Shares
	Votes in favour		Votes withheld
	#	%	#	%
Auditors	30,785,233	96.88	987,820	3.12

/s/ Elaine G. Toomey
Dated: May 17, 2006	Elaine G. Toomey
Assistant Corporate Secretary